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VIA EDGAR AND ELECTRONIC SECURE TRANSFER

SONENDO, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Attention:	Jane Park

Laura Crotty

Jenn Do

Mary Mast

Re:	Sonendo, Inc.

Registration Statement on Form S-1

Filed on October 8, 2021

File No. 333-260136

Ladies:

On behalf of Sonendo, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on October 8, 2021.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation. In particular, the Company references Comment #11 of the Staff’s letter dated September 8, 2021 with respect to providing an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock leading up to the initial public offering (“IPO”) and the estimated offering price. The response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

October 18, 2021

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

The Company’s discussion of its valuation of common stock used in accounting for stock-based compensation is primarily contained within the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and “—Common Stock Valuations” (the “MD&A”) and appears on pages 107-109 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters (the “Underwriters”) for its IPO, the Company currently anticipates an approximate price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the Company’s common stock, par value $0.001 per share (the “Common Stock”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary IPO Price”). The Preliminary Price Range and Preliminary IPO Price do not reflect any stock split that the Company expects to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The post-split price range will be narrowed within the Preliminary Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary Price Range remains under discussion between the Company and the lead Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

The Company advises the Staff that it anticipates filing its preliminary prospectus and commencing its roadshow on [***], 2021, with a target pricing date of [***], 2021.

Stock Option Grants Subsequent to June 30, 2020

The following table summarizes the number of shares of common stock underlying stock options granted subsequent to June 30, 2020, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock that was used as an input to determine stock-based compensation expense for financial reporting purposes.

Grant Date(s)	Number of Shares Underlying Options Grants	Exercise Price Per Share			Estimated Fair Value – Financial Reporting Purposes
September 22, 2020	88,800	$	[	***]	$	[	***]
December 15, 2020	47,800	$	[	***]	$	[	***]
March 19, 2021	59,750	$	[	***]	$	[	***]
June 22, 2021	566,750	$	[	***]	$	[	***]
July 28, 2021	21,750	$	[	***]	$	[	***]
September 22, 2021	266,000	$	[	***]	$	[	***]
October 1, 2021	34,500	$	[	***]	$	[	***]

Historical Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Board exercising significant judgment, as of the date of each option grant, considering the Company’s (i) issuance of its Series A through E convertible preferred stock, par value $0.001 per share (the “Preferred Stock”), (ii) the most recent independent third-party valuation of its

CONFIDENTIAL TREATMENT REQUESTED BY

SONENDO, INC.

October 18, 2021

Common Stock, (iii) the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent independent third-party valuation through the date of the grant, including those disclosed on page 108 of the Registration Statement, and (iv) input from management. The Board consists of individuals with significant experience in business, finance, investing and valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board made its determination of the estimated fair value of the Common Stock in good faith after discussion, based on the information available on the date of grant.

The Company has regularly obtained independent valuations from a nationally recognized independent valuation firm to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations. Valuations of the Common Stock were prepared using methodologies, approaches and assumptions in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock. The market approach estimates the value of the Company’s business by reference to either transactions involving comparable companies or the closest round of the Company’s equity financing preceding the date of the valuation. The income approach estimates the fair value of a company based on the present value of the Company’s future estimated cash flows and its residual value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash flows.

Each time the Board granted options, the Board granted those options with an exercise price intended to be equal to the estimated fair value of the underlying common stock on the date of the grant. In accordance with the AICPA Practice Guide, the enterprise value of the Company was allocated across the Company’s classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date using the following methods:

•

Option Pricing Method (“OPM”) – The OPM is an allocation method that considers the current value of equity and then allocates that equity to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on the Company’s equity value, with exercise prices based on preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights. Thus, the value of the Common Stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the Common Stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (“PWERM”) – The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes considered by a company, as well as the economic and control rights of each share class.

For valuations performed with a valuation date prior to December 31, 2020, the Company generally utilized the OPM for determining the fair value of its Common Stock. For valuations performed with a valuation date as of December 31, 2020 and after, the Company utilized the PWERM for determining the fair value of its Common Stock. For these valuations, the Company assumed that all outstanding shares of the Preferred Stock would be converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates was made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

CONFIDENTIAL TREATMENT REQUESTED BY

SONENDO, INC.

October 18, 2021

Discussion of Recent Fair Value Determinations

The table below sets forth the estimated fair market value determinations of the Company’s Common Stock as provided by independent third-party valuation reports for determination of stock-based compensation expense in periods subsequent to June 30, 2020. The Company does not expect to issue any additional grants prior to the completion of its IPO other than grants made concurrent with the IPO at an exercise price equal to the final IPO price.

Date of Estimated Fair Value as Determined by the Valuation Report	Estimated Fair Value Per Share			Percentage Increase in Estimated Fair Value Per Share from Prior Valuation Report
December 31, 2019	$	[	***]	[	***]
December 31, 2020	$	[	***]	[	***]%
May 31, 2021	$	[	***]	[	***]%
August 31, 2021	$	[	***]	[	***]%

December 31, 2019 Valuation and September 22, 2020 and December 15, 2020 Grants

The Company obtained an independent third-party valuation of the Company’s Common Stock at December 31, 2019 (the “December 2019 Valuation”). The December 2019 Valuation utilized the OPM to determine the implied total equity value of the Company and the estimated fair value of the Company’s Common Stock. For such purposes, the December 31, 2019 valuation contemplated: (i) an implied equity value of approximately $[***] million determined using interval option values; (ii) a probability-weighted time to exit of 1.5 years from the valuation date, with the Company completing an IPO or sale in a private merger and acquisition (“M&A”) transaction; (iii) a risk-free interest rate of 1.59% based on the weighted-average yield of 1 and 2 year U.S. Treasury bonds as of December 31, 2019, with the Company completing an IPO or sale in a private M&A transaction at the weighted-average time to exit of 1.5 years from the valuation date; and (iv) an estimated expected volatility of 65.0% based on an analysis of the historical volatility of comparable selected guideline public companies for a period of 1.5 years and factors specific to the Company. In addition, a DLOM of 27.0% was applied to account for the lack of liquidity in the Company’s securities.

At the time of each of the September 22, 2020 and December 15, 2020 grants, the Board, with input from management, carefully considered the relevant information available, including the impact of, and uncertainty caused by, the COVID-19 pandemic, and determined there were no internal or external developments or material changes to the Company’s business subsequent to December 31, 2019, or in the assumptions upon which the December 2019 Valuation was based, that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined that the fair value of the Company’s Common Stock was $[***] per share on each of September 22, 2020 and December 15, 2020.

December 31, 2020 Valuation and March 19, 2021 Grants

The Company obtained an independent third-party valuation of the Company’s Common Stock at December 31, 2020 (the “December 2020 Valuation”). The December 2020 Valuation utilized the PWERM to determine the implied total equity value of the Company and the estimated fair value of the Company’s Common Stock. The PWERM was deemed an appropriate methodology to capture the various potential scenarios, outcomes and expected future investment returns available to the Company. For such purposes, the December 2020 Valuation contemplated three potential scenarios: (i) the Company remaining privately held; (ii) an IPO in late 2021; and (iii) the Company completing a sale in a private M&A transaction by April 2021.

CONFIDENTIAL TREATMENT REQUESTED BY

SONENDO, INC.

October 18, 2021

The following table summarizes the key components of the December 2020 Valuation.

Scenario	Enterprise Valuation Approach	Equity Value ($ millions)			Estimated Fair Value per Share Common Stock			DLOM	Scenario Probability Weighting	Total Valuation Conclusion
Private Company	Income Approach – Discounted Cash Flow Method	$	[	***]	$	[	***]	35.0%	30%	$	[	***]
IPO	Market Approach – Guideline Public Company Method	$	[	***]	$	[	***]	15.0%	40%	$	[	***]
Sale	Market Approach – Guideline Transaction Method	$	[	***]	$	[	***]	10.0%	30%	$	[	***]
Estimated Fair Value of Common Stock										$	[	***]

At the time of the March 19, 2021 grants, the Board, with input from management, carefully considered the relevant information available and determined there were no internal or external developments or material changes to the Company’s business since December 31, 2020, or in the assumptions upon which the December 2020 Valuation was based, that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined that the fair value of the Company’s Common Stock was $[***] per share on March 19, 2021. The December 2020 Valuation increased from the December 2019 Valuation primarily due to a higher estimated value in the private M&A sale scenario included in the PWERM based on available observable market inputs.

May 31, 2021 Valuation and June 22, 2021 and July 28, 2021 Grants

The Company obtained an independent third-party valuation of the Company’s Common Stock at May 31, 2021 (the “May 2021 Valuation”). The May 2021 Valuation utilized the PWERM to determine the implied total equity value of the Company and the estimated fair value of the Company’s Common Stock. For such purposes, the May 2021 Valuation contemplated three potential scenarios: (i) the Company remaining privately held; (ii) an IPO in late 2021; and (iii) the Company completing a sale in a private M&A transaction by December 2021. In connection with the May 2021 Valuation, the Board and management also considered a perceived decrease in the probability of a private M&A transaction and the steps taken by the Company in furtherance of an IPO, such as a scheduled IPO organizational meeting on June 28, 2021. As a result of the foregoing, the May 2021 Valuation applied a higher probability weighting to an IPO scenario and reduced DLOM to reflect progression towards completion of the private company and IPO scenarios.

The following table summarizes the key components of the May 2021 Valuation.

Scenario	Enterprise Valuation Approach	Equity Value ($ millions)			Estimated Fair Value per Share Common Stock			DLOM	Scenario Probability Weighting	Total Valuation Conclusion
Private Company	Income Approach – Discounted Cash Flow Method	$	[	***]	$	[	***]	30.0%	25%	$	[	***]
IPO	Market Approach – Guideline Public Company Method	$	[	***]	$	[	***]	10.0%	55%	$	[	***]
Sale	Market Approach – Guideline Transaction Method	$	[	***]	$	[	***]	10.0%	20%	$	[	***]
Estimated Fair Value of Common Stock										$	[	***]

At the time of each of the June 22, 2021 and July 28, 2021 grants, the Board, with input from management, carefully considered the relevant information available and determined there were no internal or external developments or material changes to the Company’s business since May 31, 2021, or in the assumptions upon which the May 2021 Valuation was based, that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined that the fair value of the Company’s Common Stock was $[***] per share on each of June 22, 2021 and July 28, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY

SONENDO, INC.

October 18, 2021

August 31, 2021 Valuation and September 22, 2021 and October 1, 2021 Grants

The Company obtained an independent third-party valuation of the Company’s Common Stock at August 31, 2021 (the “August 2021 Valuation”). The August 2021 Valuation utilized the PWERM to determine the implied total equity value of the Company and the estimated fair value of the Company’s Common Stock. For such purposes, the August 2021 Valuation contemplated three potential scenarios: (i) the Company remaining privately held; (ii) an IPO in late 2021; and (iii) the Company completing a sale in a private M&A transaction by November 2021. The Board and management also considered a perceived further decrease in the probability of a private M&A transaction and additional steps taken by the Company in furtherance of an IPO, such as the establishment of an IPO committee of the Board, the confidential submission of the Company’s draft registration statement with the Commission on August 11, 2021 and the confidential submission of amendment number one to the initial draft registration statement on September 17, 2021. As a result of the foregoing, the August 2021 Valuation applied a higher probability weighting to an IPO scenario and lower probability weightings for the private company and private M&A scenarios. In addition, the August 2021 Valuation applied a further reduced DLOM to reflect progression towards completion of the potential scenarios.

The following table summarizes the key components of the August 2021 Valuation.

Scenario	Enterprise Valuation Approach	Equity Value ($ millions)			Estimated Fair Value per Share Common Stock			DLOM	Scenario Probability Weighting	Total Valuation Conclusion
Private Company	Income Approach – Discounted Cash Flow Method	$	[	***]	$	[	***]	32.0%	20%	$	[	***]
IPO	Market Approach – Guideline Public Company Method	$	[	***]	$	[	***]	6.0%	70%	$	[	***]
Sale	Market Approach – Guideline Transaction Method	$	[	***]	$	[	***]	6.0%	10%	$	[	***]
Estimated Fair Value of Common Stock										$	[	***]

At the time of each of the September 22, 2021 and October 1, 2021 grants, the Board, with input from management, carefully considered the relevant information available and determined there were no internal or external developments or material changes to the Company’s business since August 31, 2021, or in the assumptions upon which the August 2021 Valuation was based, that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined that the fair value of the Company’s Common Stock was $[***] per share on each of September 22, 2021 and October 1, 2021.

Preliminary Assumed IPO Price

As noted above, the Preliminary Price Range is $[***] to $[***] per share, with a Preliminary IPO Price of approximately $[***] per share. The Preliminary Price Range was derived using a combination of valuation methodologies, including, among other methodologies:

•	a comparison of comparable company valuations and valuation increases at the time of their respective IPOs;

•	a comparison of public companies at a similar stage of development and market penetration;

•	feedback from prospective investors as a result of testing the waters meetings; and

CONFIDENTIAL TREATMENT REQUESTED BY

SONENDO, INC.

October 18, 2021

•	current market conditions and discussions with the Underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

Comparison of Preliminary Price Range and Historical Estimated Fair Value Per Share of Common Stock

For the stock options granted in September 2021 and October 2021, there are a number of factors that account for the increase in the Preliminary Price Range over the applicable grant date fair value used as an input for determining stock-based compensation expense. These include:

•

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in a private M&A transaction.

•

As is typical for IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board, and the Underwriters. Conversely, the Company’s valuation methodologies, which are both commonly accepted and applied in the valuation community and are consistent with the methods and guidance in the AICPA Practice Guide, reflect the potential for alternative liquidity events occurring at different future dates, which inherently decreases the estimated fair value per share due to the combination of (i) the discounting to present value for each of the future business values upon a liquidity event; and (ii) the application of a DLOM.

•

The Preliminary Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor application of a DLOM. Notably, the equity values used in the near-term IPO scenarios for the August 2021 Valuation are consistent with the pre-offering equity value at the mid-point of the Preliminary Price Range.

•

Upon completion of the IPO, all of the Company’s outstanding redeemable convertible preferred stock would automatically convert to common stock and the associated preferred stock rights, including liquidation rights, would be eliminated.

•

The Company’s ability to use a portion of the proceeds from the IPO to expand the Company’s commercial organization, increase its sales and marketing programs and fund research and development activities and clinical initiatives to support adoption of the Company’s products, relative to expectations without such proceeds.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, provide an anticipated improved ability of the Company to raise equity and debt capital going forward at a lower expected cost of capital and with reduced borrowing costs, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to further commercialize the Company’s products.

Conclusion

In conclusion, the Company believes that the deemed per share estimated fair values of its common stock used as an input for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate, and the Company respectfully submits that the differences from the Preliminary Price Range are reasonable in light of all of the considerations outlined above.

CONFIDENTIAL TREATMENT REQUESTED BY

SONENDO, INC.

October 18, 2021

In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (714) 755-8181 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Shayne Kennedy

Shayne Kennedy of LATHAM & WATKINS LLP

cc:	Bjarne Bergheim, Sonendo, Inc.

Michael Watts, Sonendo, Inc.

Jacqueline Collins, Sonendo, Inc.

Ross McAloon, Latham & Watkins LLP

Ilir Mujalovic, Shearman & Sterling LLP

CONFIDENTIAL TREATMENT REQUESTED BY

SONENDO, INC.